UNIONBANC INVESTMENT SERVICES, LLC
(A wholly owned subsidiary of MUFG Union Bank, N.A.)

STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2017

	Member's Equity
BALANCE — January 1, 2017	$ 136,946,805
Contributions related to stock plan	(44,921)
Net loss	(3,111,133)
BALANCE — December 31, 2017	$ 133,790,751

See accompanying notes to financial statements.